EXHIBIT (a)(1)(iii)

Dear Shareholder:

        We are enclosing a copy of the RMR Asia Pacific Real Estate Fund (the "Fund") Offer to Purchase dated December 14 , 2011 (the "Offer to Purchase"), in which the Fund is offering to purchase up to 20%, or 668,593, of its issued and outstanding common shares (the "Shares"). The Offer to Purchase is for cash at net asset value per Share ("NAV") as of the expiration date of the offer. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the "Letter") for use by holders of record of Shares that you should read carefully.

        If, after reviewing the information set forth in the Offer to Purchase and the Letter, you wish to tender Shares for purchase by the Fund, please either contact your financial advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter.

        Neither the Fund nor its Board of Trustees makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

        The Fund's NAV on December 8, 2011 was $16.98 per Share. The Fund publishes its NAV daily and it appears online at www.rmrfunds.com. Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to RMR Advisors, Inc., at 617-332-9530.

        Should you have any other questions on the enclosed material, please do not hesitate to contact your financial advisor or other broker or dealer or RMR Advisors, Inc., at 617-332-9530. We appreciate your continued interest in RMR Asia Pacific Real Estate Fund.

Yours truly, RMR Asia Pacific Real Estate Fund